FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 30, 2025 of Diana Shipping Inc. (the "Company"), announcing the results of the Company’s 2025 Annual Meeting of Shareholders.

Effective as of the Company’s 2025 Annual Meeting of Shareholders, Konstantinos Fotiadis, a member of the board of directors of the Company (the “Board”) resigned from the Board in order to pursue other activities and not as the result of any disagreement with the Company or the Board. In addition, Mr. Psaltis previously informed the Board that he did not wish to run for reelection at the 2025 Annual Meeting of Shareholders. As a result of this resignation and retirement, the size of the Board decreased from eleven to nine directors.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 2, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President